The Advisors' Inner Circle Fund II
101 Federal Street
Boston, Massachusetts 02110


April 4, 2014


FILED VIA EDGAR


U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549


Re:     The Advisors' Inner Circle Fund II (the "Trust")
        File Nos. 033-50718 and 811-07102
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Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the post-effective amendment to the Trust's registration statement concerning the Frost Moderate Allocation Fund and the Frost Conservative Allocation Fund (the "Amendment") that was filed with the Commission on March 31, 2014 under Form Type 485APOS (Accession No. 0001135428-14-000231). The Amendment was inadvertently filed under the incorrect Form Type 485APOS. The Amendment was subsequently re-filed with the Commission on March 31, 2014 under Form Type 485BPOS (Accession No. 0001135428-14-000232).

Based upon the foregoing, the Trust respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors. No securities were sold in connection with the Amendment filed under Form Type 485APOS.

If you have any questions or require further information, please contact the undersigned at (610) 676-3456.

Very truly yours,


THE ADVISORS' INNER CIRCLE FUND II


By: /s/ Dianne M. Descoteaux
    ------------------------
Dianne M. Descoteaux
Vice President and Secretary